Exhibit (d)(10)


     MAXXIM MEDICAL, INC. ANNOUNCES THE EXPIRATION OF ITS CASH TENDER OFFER FOR ITS 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 AND CLOSING OF ITS MERGER
                  WITH FOX PAINE MEDIC ACQUISITION CORPORATION


      CLEARWATER, FL, November 12, 1999 - Maxxim Medical, Inc. (NYSE: MAM) today announced that its offer to purchase for cash any and all of the $100 million aggregate principal amount of its outstanding 10 1/2% SeniOR Subordinated Notes due 2006 expired at 12:01 a.m., New York City time, on Wednesday, November 10, 1999. In connection with the closing of the merger of Fox Paine Medic Acquisition Corporation, an affiliate of Fox Paine Capital with and into Maxxim today, Maxxim accepted for payment all of the Notes tendered.

      Based on information from the Bank of New York, as Depositary for the tender offer, $99,995,000 in aggregate principal amount of the Notes were tendered in the tender offer, leaving $5,000 in aggregate principal amount of the Notes outstanding.

      Information regarding the pricing, tender and delivery procedures and conditions of the tender offer are contained in the Offer to Purchase and Consent Solicitation Statement, dated September 30, 1999, and related Consent and Letter of Transmittal, which were sent to the holders of the Notes. Chase Securities Inc. is the exclusive Dealer Manager and Solicitation Agent for the tender offer and the related consent solicitation. Any questions concerning the tender offer may be directed to Robert Berk at Chase Securities Inc. at 212/270-1100 (collect).

      Maxxim  Medical,   Inc.  is  a  diversified   developer,   manufacturer,
distributor and marketer of specialty medical products.

CONTACT:    Mary Lugris
            Investor Relations
            (727) 561-2100